JPMORGAN INSURANCE TRUST

VIA EDGAR CORRESPONDENCE

May 8, 2009

Ms. Sally Samuel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Response to Comments on Post-Effective Amendment No. 31 to the Registration Statement for JPMorgan Insurance Trust (33-66080, 811-7874) (the “Trust”)

Dear Ms. Samuel:

The following are our responses to the comments that you provided on Post-Effective Amendment No. 31 to the Trust’s Registration Statement (PEA No. 31).

1.         Comments on the Class 1 Prospectus for JPMorgan Insurance Trust International Equity Portfolio and JPMorgan Insurance Trust Small Cap Equity Portfolio

            a.         Comment: In the first sentence of the “Foreign Securities and Emerging Markets Risk” section on page 2, the word “issues” should be “issuers.”

Response: The disclosure has been corrected.

            b.         Comment: Please confirm that the average annual total return table for the JPMorgan Insurance Trust International Equity Portfolio was completed in PEA No. 31.

Response:   The table was completed in PEA No. 31.

            c.         Comment: Please confirm that the “80%” number in the first sentence of the first paragraph under “What are the Portfolio’s main investment strategies?” for the JPMorgan Insurance Trust Small Cap Equity Portfolio was included in PEA No. 31.

Response: The information was included in PEA No. 31.

            d.         Comment: Please confirm that there is not a need to include disclosure about Fannie Mae and Freddie Mac exposure in the “Real Estate Securities Risk” for the JPMorgan Insurance Trust Small Cap Equity Portfolio.

Ms. Sally Samuel

Division of Investment Management

U.S. Securities and Exchange Commission

May 8, 2009

Response: The “Real Estate Securities Risk” is included because of the Portfolio’s investments in real estate investment trusts.  As a result, there is not a need for disclosure about Fannie Mae and Freddie Mac exposure.

            e.         Comment: In the “Abusive Trading” section of the prospectus, please disclose that there are agreements in place with insurance companies pursuant to Rule 22c-2.

Response: In response to the comment, we have added disclosure to the “Abusive Trading” section with the April 25, 2009 version of the prospectuses.

            f.         Comment: Please explain why the first sentence under “How are Shares of the Portfolio Voted?” says “if required by the Securities and Exchange Commission.”

Response: In response to the comment, we have revised the disclosure to say “as long as required by the Securities and Exchange Commission.”

2.

Comment on the Statement of Additional Information

Comment:

Please list the Portfolios whose holdings are disclosed to each of the entities listed in “Portfolio Holdings Disclosure.”

Response:

As we discussed, the disclosure already includes the information requested.

3.        Comment: Please include the Tandy letter representations in your written comment letter.

Response:

We hereby acknowledge on behalf of the Trust that:

•

the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA No. 31;

•

Comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•

The Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Sally Samuel

Division of Investment Management

U.S. Securities and Exchange Commission

May 8, 2009

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss our responses to these comments, please contact the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary